

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-Mail
Mr. Edward W. Martin, III
Chief Financial Officer
American Casino & Entertainment Properties LLC
2000 Las Vegas Boulevard South
Las Vegas, NV   89104

Re: American Casino & Entertainment Properties LLC
   Form 10-K for the Fiscal Year Ended December 31, 2012
   Filed March 21, 2013
   File No. 000-52975

Dear Mr. Martin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief